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                    April 8, 2024

       Bernadette Madarieta
       Chief Financial Officer
       Lamb Weston Holdings, Inc.
       599 S. Rivershore Lane
       Eagle, Idaho 83616

                                                        Re: Lamb Weston
Holdings, Inc.
                                                            Form 10-K for the
Year Ended May 28, 2023
                                                            File No 001-037830

       Dear Bernadette Madarieta:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing